Exhibit 99.1

Pembina Pipeline Corporation Reports Voting Results from 2021 Annual Meeting of Shareholders

CALGARY, AB, May 10, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) reported the voting results from its annual meeting of common shareholders held virtually on May 7, 2021 (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 19, 2021 (the "Information Circular") and is available on the Company's website under "Investors – Shareholder Information" at www.pembina.com.

A total of 328,903,599 common shares representing 59.81 percent of the Company's issued and outstanding common shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.       Election of Directors

The following 11 nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
Anne-Marie N. Ainsworth	90.61%	282,410,283	9.39%	29,264,713
Cynthia Carroll	98.11%	305,771,267	1.89%	5,903,729
Michael H. Dilger	99.51%	310,132,360	0.49%	1,542,635
Randall J. Findlay	97.22%	303,024,793	2.78%	8,650,203
Robert G. Gwin	98.72%	307,679,573	1.28%	3,995,423
Maureen E. Howe	99.07%	308,770,678	0.93%	2,904,317
Gordon J. Kerr	98.11%	305,788,821	1.89%	5,886,174
David M.B. LeGresley	98.45%	306,848,586	1.55%	4,826,409
Leslie A. O'Donoghue	98.82%	308,004,182	1.18%	3,670,814
Bruce D. Rubin	99.75%	310,892,115	0.25%	782,881
Henry W. Sykes	98.88%	308,184,170	1.12%	3,490,825

2.       Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee.

3.       Acceptance of Company's Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with approximately 93.75 percent of votes cast in favour.

Additional details in respect of the Meeting's voting results can be found on Pembina's profile at www.sedar.com and www.sec.gov.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2021/10/c1417.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:26e 10-MAY-21